1(212) 318-6275

rachaelschwartz@paulhastings.com

November 9, 2012

VIA EDGAR

Ms. Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc.

File Nos.: 333-173800 and 811-08476

Dear Ms. Hatch:

This letter responds to your comments communicated to the undersigned by telephone on October 9, 2012, with respect to the Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Multimedia Trust Inc. (the “Fund”), which was filed with the Securities and Exchange Commission on September 5, 2012 (SEC Accession No. 0001193125-12-380109).

The Fund’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Part C

Comment 1. You have requested that the Fund add the undertaking filed on June 30, 2011, on Form UNDER to undertaking number 3 in Item 34.

Response 1. The undertaking, which states, “Registrant undertakes to file a post-effective amendment if it intends to issue subscription rights to purchase its common shares,” has been added to Item 34.

Prospectus

Comment 2. You have requested that the Fund review the fourth and sixth sentences in “The Offering” sub-section in the Prospectus Summary and remove one of them if they are duplicative.

Response 2. The Prospectus has been revised to remove the sixth sentence under “The Offering” sub-section of the Summary Prospectus.

Comment 3. You have requested that the Fund add additional disclosure relating to return of capital distributions and have additionally requested that the Fund use the language from The Gabelli Utility Trust POS 8C filing on August 28, 2012.

Response 3. The Prospectus has been revised to add this additional language.

November 9, 2012

Comment 4. You have requested that two sentences in the newly added language related to return of capital distributions be made more prominent by either presenting the disclosure in italics or bold-face text.

Response 4. This language has been presented in bold-face text in order to make it more prominent.

Comment 5. In the “Management and Fees” sub-section of the Prospectus Summary, you have requested that the Fund disclose whether or not the Investment Adviser intends to apply the voluntary fee waiver to any preferred stock issued from this offering.

Response 5. The Fund has added language to indicate that the voluntary fee waiver will not apply to any preferred stock issued in this offering.

Comment 6. You have requested that the Fund confirm the figure in the “Other Expenses” line item in the “Summary of Fund Expenses” section, as you note that it appears low when compared to the “Other Expenses” number in the most recent annual report for the Fund.

Response 6. The Registrant has confirmed the “Other Expenses” line item is correct. The Registrant notes that for the fiscal year ended in 2011, the Fund incurred certain legal fees resulting from certain matters that are not expected to recur in 2012, and a footnote has been added to the Expense Table to explain why the “Other Expenses” line item has been restated.

Comment 7. You have requested that the Fund confirm the expense examples, as you note that it appears the two examples’ numbers have been reversed.

Response 7. The Fund has reviewed these numbers and notes that the two examples were reversed. The expense examples have been revised.

Comment 8. You have requested that the Fund confirm the percentage listed under the “Ratio of operating expenses to average net assets attributable to common shares net of advisory fee reduction, if any” for the six months ended June 30, 2012, in the “Financial Highlights” section. You note that it is currently the same percentage as the “Ratio of operating expenses to average net assets attributable to common shares before fees waived.” You further noted that the Fund’s semi-annual report shows an insurance recovery of prior year legal fees and you have asked for confirmation that the expense ratios exclude such insurance recovery.

Response 8. The ratios in question do reflect the insurance recovery of prior legal fees. As previously discussed with you, the Fund has restated these ratios to exclude such recovery, and has instead included a footnote to show the ratios after giving effect to such recovery.

Comment 9. You have requested that under the “Status as a Regulated Investment Company” in the “Risk Factors and Special Considerations” section, the Fund define “Code” if it has not previously been defined.

Response 9. The Fund has amended the Prospectus to define “Code” at its first use.

November 9, 2012

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz for PAUL HASTINGS LLP

CC:	Agnes Mullady

Sonia Kothari